Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 4 pages.

02049148

omi LIMITED

Monday July 29, 2002.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

Item	Date Lodged	Description
1	July 15, 2002	Company Announcement re: Change in Directors Interest Notice 3Y

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Administration Co-Ordinator.

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

RECEIVED
AUG 05 2002

dlw 8/21

AUSTRALIAN STOCK EXCHANGE
OMI000023

om LIMITED

Monday, 15 July, 2002

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

ASX Company Announcements Office

Dear Sirs,

Re: Change in Directors Interest Notice 3Y

Please find enclosed Appendix 3Y relating to the re-arrangement of Dr. John Taske's shareholding in the company.

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

David Jenkins
SECRETARY.

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 3 of 4 pages.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Limited
ABN	091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Edward Taske
Date of last notice	04/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	275,000 J. Taske Superannuation Fund 344,900 J. Taske
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Superannuation Fund
Date of change	04/06/2002
No. of securities held prior to change	619,900
Class	Fully Paid Ordinary
Number acquired	0
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	Total of 619,900
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of portion of holding to Superannuation Fund

+ See chapter 19 for defined terms.

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 4 of 4 pages.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.